

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

June 9, 2017

<u>Via Email</u>
Mr. Gary Guidry, President and
Chief Executive Officer, Director
Gran Tierra Energy Inc.
900, 520 – Avenue SW
Calgary, Alberta Canada T2P 0R3

> **Re: Gran Tierra Energy Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2016**
> **Filed March 1, 2017**
> **File No. 001-34018**

Dear Mr. Guidry:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Karl Hiller

                    Karl Hiller
                    Branch Chief
                    Office of Natural Resources